October 6, 2017

Booz Allen Hamilton Inc. 8283 Greensboro Drive McLean, VA 22102 Tel 1 703 902 5000 Fax 1 703 902 3333 www.boozallen.com

October 6, 2017
Kristi Marrone
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Booz Allen Hamilton Holding Corporation
Form 10-K for the Fiscal Year Ended March 31, 2017 Filed May 22, 2017
File No. 1-34972

Dear Ms. Marrone:
This letter is in response to your comment letter, dated September 15, 2017, which provided additional comments to our response on August 31, 2017 to your comment letter, dated August 17, 2017, to Booz Allen Hamilton Holding Corporation (the “Company”). The comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

Form 10-K for the fiscal year ended March 31, 2017 filed May 22, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Contract Backlog, page 49

October 6, 2017

1.
We have reviewed your response to comment 1. Please provide us a detailed description of your estimation process for determining the amount of, and recording periodic changes to, funded backlog as disclosed within your filing. In your response, describe the significant assumptions used to assess management’s ability to fulfill the services that are to be provided under existing funded contracts, how these assumptions impact the estimate, how management assesses the reasonableness of the assumptions, and how management assesses the accuracy of the estimate. Lastly, ensure your description of the process addresses the various contingencies you mentioned in your response and their effect on the estimation process.

The Company acknowledges the Staff’s comment and will include additional disclosure under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations-Factors and Trends Affecting Our Results of Operations-Sources of Revenue-Contract Backlog” in its future periodic reports regarding the portion of funded backlog the Company expects to convert into revenue over the next twelve months, beginning with its Form 10-Q for the quarter ended September 30, 2017. The Company’s disclosure will read as follows, with the enhanced disclosures underlined for ease of review:

“We cannot predict with any certainty the portion of our backlog that we expect to recognize as revenue in any future period and we cannot guarantee that we will recognize any revenue from our backlog. The primary risks that could affect our ability to recognize such revenue on a timely basis or at all are: program schedule changes, contract modifications, and our ability to assimilate and deploy new consulting staff against funded backlog; cost cutting initiatives and other efforts to reduce U.S. government spending, which could reduce or delay funding for orders for services; and delayed funding of our contracts due to delays in the completion of the U.S. government's budgeting process and the use of continuing resolutions by the U.S. government to fund its operations. The amount of our funded backlog is also subject to change, due to, among other factors: changes in congressional appropriations that reflect changes in U.S. government policies or priorities resulting from various military, political, economic or international developments; changes in the use of U.S. government contracting vehicles; and the provisions therein used to procure our services and adjustments to the scope of services, or cancellation of contracts, by the U.S. government at any time. In our recent experience, none of the following additional risks have had a material negative effect on our ability to realize revenue from our funded backlog: the unilateral right of the U.S. government to cancel multi-year contracts and related orders or to terminate existing contracts for convenience or default; in the case of unfunded backlog, the potential that funding will not be made available; and, in the case of priced options, the risk that our clients will not exercise their options. In addition, funded backlog includes orders under contracts for which the period of performance has expired, and we may not recognize revenue on the funded

October 6, 2017

backlog that includes such orders due to, among other reasons, the tardy submission of invoices by our subcontractors and the expiration of the relevant appropriated funding in accordance with a pre-determined expiration date such as the end of the U.S. government's fiscal year. The revenue value of orders included in funded backlog that has not been recognized as revenue due to period of performance expirations has not exceeded approximately [X] % of funded backlog as of the end of any of the four fiscal quarters preceding the fiscal quarter ended September 30, 2017. We expect to recognize revenue from a substantial portion of our funded backlog as of September 30, 2017 within the next twelve months. However, given the uncertainties discussed above, as well as the risks described in “Item IA. Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended March 31, 2017, we can give no assurance that we will be able to convert our backlog into revenue in any particular period, if at all.”

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If you have any questions regarding this letter, please do not hesitate to call me at (202) 898-3333.
Regards,
/s/ Lloyd W. Howell, Jr.
Lloyd W. Howell, Jr

cc:    Mark Rakip
        Securities and Exchange Commission
    Matthew E. Kaplan
        Debevoise & Plimpton LLP